Ex-3.(ii)

ABERDEEN JAPAN EQUITY FUND, INC.

Amendment to Amended and Restated By-Laws

March 31, 2017

Article I Section 6 of the Amended and Restated By-laws of the Corporation is hereby amended in its entirely to read as follows:

Section 6. Quorum, Adjournment of Meetings. The presence in person or by proxy of the holders of record of a majority of the shares of the common stock of the Corporation issued and outstanding and entitled to vote thereat shall constitute a quorum at all meetings of the stockholders except as otherwise provided in the Articles of Incorporation.  If, however, such quorum shall not be present or represented at any meeting of the stockholders, (a) the chairman of the meeting or (b) the holders of a majority of the stock present in person or by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting until the requisite amount of stock entitled to vote at such meeting shall be present.  At such adjourned meeting at which the requisite amount of stock entitled to vote thereat shall be represented any business may be transacted which might have been transacted at the meeting as originally notified.